ITAU UNIBANCO HOLDING S.A.	REDECARD S.A
Publicly Held Company	Publicly Held Company
Corporate Taxpayer’s ID (CNPJ/MF): 60.872.504/0001-23	Corporate Taxpayer’s ID (CNPJ/MF): 01.425.787/0001-04
Company Registry (NIRE): 35.300.010.230	Company Registry (NIRE): 35.300.147.073

NOTICE TO THE MARKET

Itaú Unibanco Holding S.A. and REDECARD S.A. announce that on May 12, 2010, a partnership was entered into between REDECARD S.A. and HIPERCARD BANCO MÚLTIPLO S.A. ("Hipercard"), a subsidiary of Itaú Unibanco Conglomerate, for the capture of Hipercard brand transactions, beginning in the second quarter of 2010.

Hipercard is the largest Brazilian brand with nationwide presence, with 470,000 affiliated merchants, more than 13 million cards issued and holding a market share of approximately 8%.

This partnership will reduce costs for merchants, as well as generate benefits for both companies, as follows:

Benefits for Hipercard: access to Redecard’s nationwide infrastructure and network, which will enable greater efficiency and speed in Hipercard’s merchant affiliation, as per its current operating model, and will provide increased market share and revenue.

Benefits for Redecard: consolidation of Redecard’s multibrand platform achieving a total of 17 brands in its portfolio; the capture of Hipercard transactions, the largest established Brazilian credit card brand with more than 13 million cards issued; increase in Redecard’s presence in the Northeast and Southern regions of Brazil, in which the new brand has a significant market share and also increase in revenue.

Barueri, May 12, 2010.

Alfredo Egydio Setubal	Viviane Behar de Castro
Itaú Unibanco Holding S.A.	Redecard S.A.
Investor Relations Officer	Investor Relations Officer